Filed by Sensytech, Inc. pursuant to
Rule 425 under the Securities Act of
1933 and deemed filed pursuant to
Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Argon Engineering
Subject Company’s Exchange Act
File No. None

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Sensytech, Inc. and Argon Engineering Associates, Inc., including future financial and operating results, the company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Argon’s and Sensytech’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Sensytech and Argon stockholders to approve the merger; and the risk that the businesses will not be integrated successfully.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Sensytech, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Sensytech at 8419 Terminal Road, Newington, VA 22122, Attention: Secretary, or to Argon Engineering Associates, Inc. at 12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22030, Attention: Chief Financial Officer. The respective directors and executive officers of Sensytech and Argon and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

NEWINGTON, VA, June 7, 2004 / Business Wire / — Argon Engineering Associates, Inc., Fairfax, Va. and SenSyTech, Inc. Newington, Va. (NASDAQ: STST) announced today that they have entered into a definitive merger agreement, creating a unique command, control, communications, computers, intelligence, surveillance, and reconnaissance (“C4ISR”) company with a strong research and development (“R&D”) heritage, that delivers cutting-edge technologies to defense, intelligence and homeland security markets. This strategic combination brings together the employees, technologies and customers of two fast-growing companies producing a strong competitor in these high priority markets.

The Board of Directors of each company has approved the stock-for-stock transaction. After consummation of the transaction, which is expected to close in September, Argon Engineering’s existing shareholders will own approximately 66% of the combined company on a fully-diluted basis. They will receive two shares of Sensytech common stock for each existing share of Argon common stock outstanding.

Argon’s revenue growth has been quite substantial and exceeds the growth rate of SenSyTech over the past five year period. We anticipate a greater internal growth rate as a result of our combined efforts with an initial beginning backlog for the combined entities estimated to be in excess of $250 million. Argon’s FY 2004 revenues are approximately twice those of SenSyTech. The transaction is expected to be accretive to the SenSyTech shareholders.

Terry Collins, CEO of Argon stated: “Argon Engineering was created to design and build more powerful and flexible signal identification and processing systems for our defense customers. Our systems combine complex software with commercial, off the shelf (“COTS”) hardware components, in line with the transformational objectives of the U.S. Department of Defense and certain of our key allies. Our customers have deployed these systems and achieved the performance and compatibility they require in today’s threat environment. Sensytech’s communications and sensor products, and distinctive technology, broaden the application and appeal of our product offering. Their array of domestic and international customers provides the means to extend our reach into markets with urgent needs for Argon’s technology. Argon and Sensytech bring together strong R&D cultures, integrated with enhanced production know-how and delivery capacity. We share a commitment to designing, engineering and fielding systems and products that expand our customers’ capabilities in C4ISR through the application of advanced software and communications technologies”.

S. Kent Rockwell, Chairman and CEO of Sensytech stated, “We are extremely pleased to join working forces with Argon Engineering for a variety of reasons.

We believe that this merger will permit the development of a unique C4ISR company capable of addressing a broad range of customer needs in Defense, Intelligence and Homeland Security. The synergistic value of bringing together Sensytech sensors with Argon software will permit us to be a more fully integrated supplier of system solutions to our markets. Our companies are presently serving many complementary government and international customers.

The merger calls for the aggregated effort of both companies’ management teams to enable the future performance to best be realized. Terry Collins, CEO of Argon, and I will work together to organize the company to maximize the long term potential we both envision in the emerging C4ISR markets. We both view this as a merger of opportunity more than one of market consolidation”.

The transaction is subject to the approval of each company’s shareholders, government regulatory reviews and other closing conditions described in the Merger Agreement.

Sensytech’s financial advisor on the transaction was Ryan Beck & Co., Inc., and its legal advisor was DKW Law Group LLC. Argon’s financial advisor was Houlihan Lokey Howard & Zukin Capital, Inc., and its legal advisor was Holland & Knight LLP.

Sensytech, Inc. designs, develops and manufactures electronic support measures (ESM), electronic intelligence (ELINT), and threat warning systems, active EW systems, airborne imaging systems, communications reconnaissance systems, shipboard support systems, and other special purpose communications equipment serving worldwide markets. Sensytech, through its predecessor companies, has been providing cutting edge technology applications and cost-effective systems solutions for three decades.

Argon Engineering Associates designs and develops communication systems that search, identify, and capture signals. The company’s products and services encompass sensor development, data collection and decision support, primarily for military purposes.

Sensytech and Argon intend to file a proxy statement/prospectus and other relevant materials with the Securities and Exchange Commission in connection with the proposed transaction. Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Sensytech, without charge, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Sensytech at 8419 Terminal Road, Newington, VA 22122, Attention: Secretary, or to Argon Engineering Associates, Inc. at 12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22030, Attention: Chief Financial Officer. The respective directors and executive officers of Sensytech and Argon and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Sensytech and Argon, including future financial and operating results, the company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Argon’s and Sensytech’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Sensytech and Argon stockholders to approve the merger; and the risk that the businesses will not be integrated successfully.